Amendment to Service and Operations Agreement ("Agreement")
          Between Churchill U.S.A., Inc. ("CUSA") and Summit Overseas Exploration, Inc. ("Summit")


          Item 8.   Fees.     To be amended as follows:

                    (a) Summit will pay CUSA based on the monthly average of the three preceding months actual net payments made by Summit to CUSA (net of any reimbursed costs from CUSA back to Summit) for each ensuing calendar month on or before the first day of each calendar month for services to be performed by CUSA during that month.

                    (b) CUSA will submit an invoice to Summit of its cost plus five percent (5%) (the "Costs") for the month in which services are provided. Should the Costs be less than the computed average of the preceding three months, Summit will be reimbursed for the difference between the Costs and the computed average of the preceding three months on or before the end of the following month. Should the Costs exceed the computed average of the preceding three months amount, Summit will not be obligated to pay such. Any Costs in excess of the computed average of the preceding three months amount will be borne by CUSA.

          All other items within the Agreement remain intact and in force pursuant to the terms set forth in the Agreement.

          Amendment agreed to and accepted this 15th day of June, 1995:

                                        Churchill U.S.A., Inc.
                                        a Colorado Corporation





          By:/s/ Kellie M. Clark        By:/s/ Wendy A. Cribari
             Secretary (Assistant)                President


                                        Summit Overseas Exploration, Inc.
                                        a Nevada Corporation



          By:/s/ Kimberley J. Love      By:/s/ Anthony J. Carroll
             Secretary                            President
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